EXHIBIT 99.2

PROPERTY  REPORT

For

OTISH RESOURCES INC.

On

MINERAL CLAIMS IN THE LAC BAROU, AREA

NTS AREAS, 33A01

OTISH MOUNTAINS,

BAIE JAMES REGION, QUEBEC

Cargill Geological Consultants,

July 29th, 2003

BACKGROUND - SUMMARY

Otish Resources Inc. (‘OR’) has acquired by staking a 15 claim groups in NTS areas 33A01 (Lac Barou), of the Otish Mountains diamond exploration area in the Baie James region of northern Quebec. The claims were staked based on an interpretation of reprocessed Canadian government aeromagnetic survey data and they require further exploration to assess their potential to host discrete intrusives that could be similar to the diamondiferous kimberlitic bodies recently discovered in the region.

Extensive exploration in the area over the last 3-4 years has resulted in the discovery of a cluster (Renard Pipes) of potentially commercial, diamond bearing kimberlite pipe intrusions by the Ashton Canada - Soquem joint venture approximately 75 km. north and west of the OR claim groups. Several kimberlites have also been discovered in NTS area 33A11, approximately 20 km. to the west and east of the OR claims by the recent Ditem Explorations – Pure Gold Resources joint exploration program on their Tichegami Project (H1,2,3 pipes)

The OR claims cover discrete aeromagnetic anomalies that may be related to mafic or ultramafic intrusive bodies similar to kimberlite, the host rock for most primary diamond deposits worldwide. In most cases these anomalies were selected on the basis of their association with a regional group of northwest trending diabase dykes that may represent old deep fracture systems that can serve to localize the intrusion of younger intrusive bodies such as kimberlite.

The 15 claims (795ha) in NTS area 33A01 (Lac Barou), are positioned to cover such targets.

 It is of interest to note that the first discoveries of kimberlite in the region near Beaver Lake in NTS area 32P16, south and west of the OR claims, were made during the extensive uranium exploration activity that took place in the Otish Mountains area during the late 1970’s and early 1980’s.

 An exploration program comprising surface prospecting, and overburden- glacial till sampling for kimberlite indicator minerals is recommended for the OR claim group during the 2004 field season. Till samples should be carefully taken down the glacial ice transport direction from the discrete aeromagnetic targets.

All exploration data for the area reviewed for information that could be of use in kimberlite exploration.

Exploration work on the claim group in the Lac Barou Area is budgeted at  $24,750 and is planned for early 2004.

This report is written by the author based on a review of government geological and geophysical information, reports filed on SEDAR by other exploration companies operating in the area, press releases made by those companies, and discussions with colleagues having personal experience operating in the area during the 2002 field season on behalf of a number of clients.

TENURE

Otish Resources Inc. holds the claim group as staked mineral claims, under terms of the Quebec mining regulations. They are in good standing  July 17th 2005 ( Lac Barou Area) respectively. The claims were acquired from an independent staker who map designated them through the Quebec GESTIM System, and are subject to a 2 ½ percent Net Mineral Royalty payable on commercial production (of which 1 ½ percent can be purchased for $1.0 million within 12 months from commencement of commercial production) and certain expenditure commitments. The claims each require $785 dollars worth of eligible assessment work expenditures to be made and filed in the first two years after the claims have been map designated.  A list of claim numbers and expiry dates is attached to the rear of this report.

No exploration work has been conducted by Otish Resources Inc. on the claims as of the date of this report. There are no known mineral resources or reserves on the claim groups.

LOCATION AND ACCESS

The OR claim group is located in the Baie James area of northern Quebec approximately 300 km. north of the town of Chibougamau. Extensive hydroelectric power development has taken place in the region over the past 30 years. The La Grande River (LG-2, LG-4) power development access road system passes approximately 180 km. to the north and west of the OR claim area, and there is a winter road to the former producing Eastmain Mine site (now owned by Campbell Resources) which passes through the area within 5km of the OR - Lac Barou area claims.

There is also a 900 metre useable airstrip at the Eastmain mine site and full facilities are available there to service conduct exploration programs. In 2002 the site was operated by Roscoe Postle Associates, Geological Consultants, to conduct exploration programs on behalf of a number of clients.

The Eastmain River  system trends northeasterly through the region to the north of the OR claim area and also provides access to the area with float equipped aircraft.

Access  internally in the area is via helicopter or float equipped aircraft. Chibougamau, or Mistassini Post to the south  provide the nearest supply bases for provisions, fuel, and other logistics support. Float equipped aircraft are available for seasonal charter from Temiscamie, approximately 150 km to the southwest, Lac Polaris ( on the La Grande LG-4  road system) 200 km. to the northwest, and at LG-2 300 km. to the  west, or from  Mistassini/Chibougamau. Scheduled air service from Montreal and elsewhere in Quebec is available into Chibougamau, and Radisson (LG-2).

Wheel equipped aircraft up to DC-3 size can use the Eastmain airstrip and helicopters are available for casual or longer term charter from Chibougamau, Polaris or bases elsewhere in Quebec.

The Eastmain Mine access road is proposed for sequential  upgrading to all weather status, beginning at the southern end,  during the next 2-3 years  in order to salvage the  timber along the route which was damaged during the extensive forest fires that burned much of the area during the summer of 2002.

TERRAIN / TOPOGRAPHY / WEATHER

The area is characterized by typical boreal forest, and typical Canadian Shield terrain resulting from recent glacial retreat and disrupted drainage patterns. These are crossed by major northeast trending river courses such as the Eastmain system and its tributaries draining into James Bay. Recent and past forest fires have destroyed spruce, pine and birch tree stands and left many open scarred areas. Lakes are often shallow and rocky. There are numerous flat open, wet areas of peat (string bog) and southwest trending esker (glacial melt water river bed) systems. Elevations vary from over 1100 metres in the Otish Mountains to the south of the main diamond exploration areas to an average of approximately 400-500 metres in the lower areas to the north and west.

Terrain is rolling and hummocky in the areas of the OR claims with average elevations of about 450 –500 metres.

Local weather is highly variable with most systems moving across the area from James Bay to the west-southwest. The summer field season usually begins in late May and ends in October. All season exploration activities including during the spring break up and autumn freeze up periods can be operated using the Eastmain airstrip for logistics support, and helicopters for internal operations.

EXPLORATION HISTORY

Various parts of the area have been explored for various commodities for the past 50-60 years.

Early base metal and precious metal prospecting activities utilized the river systems for access. Regional geological mapping and aeromagnetic surveys were completed by the mid 1960’s and basic data attracted a variety of exploration groups looking for various base  precious metals and uranium  depending on commodity cycles.  A number of copper, gold and uranium showings were discovered by these programs and the Eastmain Gold Mine, (a sulphide iron formation gold deposit) was operated briefly by MSV Resources in the mid 1990’s. It shipped ore by road to Chibougamau for custom milling , but closed in 1996-7 due to a combination of road problems ( early breakup ) and low gold prices.

More recently, since the early 1990’s when diamond exploration in Canada began to expand after the discoveries in the Northwest Territories, the central part of northern Quebec was recognized as a fundamental geologically favourable area for the occurrence of commercial primary diamond deposits hosted in kimberlitic intrusions. The area is part of the geologic region known as the Superior Craton ( a geologically very old area of thick stable crustal rocks representing the core of part of the north American continent). Empirical observations about the occurrence of commercial kimberlite hosted diamond deposits worldwide indicate that cratons host the majority of commercial primary diamond deposits, and such areas are prime areas for exploration for such deposits. The Superior Craton is the largest craton in the world .

Based on this knowledge,  a number of major diamond exploration groups (BHP Billiton, Ashton Canada, Soquem, De Beers, and a few junior exploration companies, Majescor, Ditem etc.) began regional sampling programs for diamond indicator minerals programs in various parts of northern Quebec in the mid to late 1990’s. The kimberlite discovery at Beaver Lake by Uranerz during the uranium exploration period in the early 1980’s was clear evidence of potential for the region and the new evaluation of this area by Ditem and ongoing regional work by the majors in the mid 1990’s eventually  lead to the subsequent discoveries of diamond bearing kimberlite bodies in several areas including the promising discovery (by the Ashton Canada - Soquem joint venture)  of the Renard kimberlite clustre  near Lac Emmanuel in NTS area 33A16 to the north of the OR claim areas.

Following the announcement of the discovery of diamonds in the initial tests of the Renard kimberlitic bodies, a major ‘staking rush’ took place in the area in late 2001 and early 2002. Many junior exploration companies acquired either large contiguous claim groups or smaller isolated blocks covering airborne magnetic anomalies or areas that were selected using other geologic or geophysical criteria. Majescor Resources, a Quebec based exploration company and major landholder in the area entered into a joint venture with BHP Billiton Diamonds on claim areas which surrounded the Renard  discoveries, and a drill program was undertaken by BHP  in the late winter and early spring of 2001. The program failed to find any kimberlites and this, coupled with disappointing results by Majescor on its high profile Wemindji kimberlite project 400 km. west of the Otish area, led to a  diminished interest by the investment community in financing new work by the other Juniors holding claims in these areas.

A number of companies persisted however and indicator mineral sampling programs, airborne geophysical surveys and drilling were undertaken by several companies and joint ventures. These included Ditem and the Ditem - Pure Gold joint venture , Melkior Resources, the Majescor- Canabrava joint venture , Dios Exploration, Gold Summit Mines, Stratabound Resources, Sparton Resources, Consolidated Thompson Lundmark Gold Mines, and Bard Ventures. Three new kimberlite pipes were found during 2002 and early 2003 by the Ditem - Pure Gold  joint venture and Ditem (H1, H2, H3 pipes) these are located about 20 km. north of the original Beaver Lake discovery , and 70 km. south of the Renard cluster.

With continued encouragement being reported by Ashton on diamond testing of the Renard pipes more exploration is expected to take place in 2003. Recently Dios Exploration announced a joint venture with De Beers Canada on its claim areas located between the Renard and Beaver Lake pipe clusters. A number of other companies are expected to conduct exploration programs in the region this summer.

Detailed information about the diamond exploration activities of several of these companies in the Otish Mountains Area, can be found in the SEDAR regulatory filings submitted by these organizations.

REGIONAL GEOLOGY

The central part of the region is underlain by dominantly migmatitic  gneisses of granitic or granodioritic composition , with a synformal belt of supracrustal metavolcanic and metaedimentary rocks trending easterly  through the NTS Areas 33A7,8, and 23D5, 12.

To the south, the Otish Mountains are underlain by Proterozoic continental clastic sediments of the Peribonka and Indicateur Formations of the Otish Group, These rocks, and the unconformity at their lower contact with the Archaen  gneisses were the historic targets for uranium exploration. The Marc Andre Uranium occurrence in the Lac Laparre area is hosted in the faulted contact zone between gabbro and sediments of the Indicateur Formation.

Base metal and Precious exploration programs have historically focussed on the greenstone areas ( Eastmain Gold  deposit) and  there is a large low grade copper occurrence in the northeast corner of NTS area 33A3 ( Windy Mountain deposit) . A number of lenticular ultramafic bodies ( periditotite and pyroxenite)  are associated with the south margin of the greenstone area and have been targets for  copper – nickel exploration. Several of these bodies occur in The Lac Lavallette area  to the west of the OR claim blocks.

A number of northwest trending Proterozoic diabase dykes trend through the area, and have been mapped or can be seen on aeromagnetic maps.  There is also geophysical evidence of a conjugate set of northeasterly trending diabase dykes and possibly a north trending  set of these younger bodies as well.  The occurrence of the strong deep seated structures that host these dykes is favourable for kimberlite emplacement , and is an empirical association with many productive kimberlite areas in Canada, Siberia, and Africa. One strong northwest trending dyke trends through the Lac Barou area near the OR claims, and the projected extension of a similar feature passes southeasterly through the Lac Laparre area as well.

All of the known important kimberlite occurrences found to date in the region are thought to occur in gneissic terrain.

OR CLAIMS, GEOLOGY / MINERALIZATION

The OR claims in the Lac Barou Area (NTS 33A01)  are underlain by migmatitic gneisses of granitic or granodioritic composition. A strong northwest trending diabase dyke trends through the area and the government airborne data shows a number of apparently discrete magnetic anomalies near this dyke, some of which have been covered by the OR claims. These are the targets for the recommended exploration program outlined below. There are also a number of mafic or ultramafic bodies mapped in the area and these should be checked for correct lithologic identification. Two kimberlite pipes , H-1, H-2 were found in 2002, approximately 20 km northwest of the OR claims, in the Lac Lavallette area by PureGold Resources and Ditem Explorations on their joint ventured Tichegami project. They were not found to be significantly diamondiferous. These may be related to a northwest trending structure which passes through  the OR claims, and could host other pipes. The Beaver Lake kimberlite , is located about 20 km to the southwest of the OR claims in 33A01. It was the first kimberlite found in the region and attracted much of the early exploration attention.  t is presently held by Ditem Explorations . Several small diamonds have been recovered from this occurrence. It is significant that kimberlites usually occur in clusters of pipes around the world , and the average diameter of a cluster is about 50 km. the OR claim group is positioned within the area of a possible cluster of pipes having the H1, H2, and Beaver Lake pipes centrally located within the cluster.

There are a number of discrete aeromagnetic anomalies seen on the government data which are covered by the OR claims in the Lac Barou area.

No other  mineral occurrences are reported from the immediate OR claim area, with the exception of the “Marc-Andre” uranium occurrence on the claims in the Lac Laparre area in NTS 23D04, and the H1.H2 and Beaver Lake kimberlites in NTS areas 33A01 and 32P16

There are no known mineral reserves or resources on the OR claims.

RECOMMENDED EXPLORATION PROGRAM AND BUDGET

A program of glacial till sampling the aeromagnetic anomalies in each of the claim areas is recommended.

Till samples should be taken is a pattern covering a 180 degree arc centred on an azimuth of approximately 200 degrees, in order to cover the locally variable glacial transport direction. Where possible, 3-5 samples spaced approximately 100 metres apart should be positioned to cover an area 200-300 metres down ice from the magnetic target. Samplers should select sites to attempt to retrieve primary, (basal) locally derived, till material as far as possible and examine local rock fragments in the glacial debris for evidence of magnetic lithologies that could be the source for the aeromagnetic features. The area is locally characterized by a hard, iron oxide cemented gravel layer just below the surface organic soil material and this layer must be fully penetrated in the sample pits to access proper glacial till material.

The till samples should be processed using conventional techniques by a reputable laboratory to produce heavy mineral concentrates in the size range plus 0.25 mm and minus 1.0 mm. These correspond to standard mesh sieve sizes of approximately plus 60 mesh and minus 10 mesh. The heavy mineral concentrates should be examined by a trained mineralogist capable of identifying kimberlitic indicator minerals. These mineral grains if found should be extracted form the concentrates and sent to a reputable laboratory for microprobe analysis and confirmation of possible kimberlitic origin.

Based on a preliminary examination of the aeromagnetic data there are approximately 6-8 anomalous targets that should be prospected and sampled. This work could be easily completed in a 10day period working out of the Eastmain mine site and using a chartered helicopter. A two person crew (geologist and assistant) would be required.

A separate budgets are submitted for the Lac Barou property area and consists of recommended expenditures of  $24,750 as follows:

BUDGET BREAKDOWN

 – Lac Barou Claims

Mobilization-Demob. Share

--$2000

Geologist, 10 days @ $400

--$4000

Assistant, 10 days @$150

--$1500

Helicopter charter, 4.0 hours @$1100.00 per hour

--$4400

Accommodation, food, etc 12 man days @$150

--$1800

Sample processing, mineralogy, 16 samples @ $250

--$4000

Microprobe analyses, assaying

--$1750

Report writing , supervision,

--$4200

Miscellaneouis Supplies , sample bags,

--$1100

Total Lac Barou claims = $24,750(2004 Program)

It is recommended that the Lac Barou area 2004 program begin as early as possible in 2004 in order to take advantage of summer weather conditions in the area. If the sample processing and examination can be done before early October it may be possible to follow up any encouraging results before freeze up.

Respectfully Submitted,

Cargill Geological Consultants

OTISH RESOURCES INC.

CLAIM LIST LAC BAROU AREA, NTS 33A01

REGISTRATION NUMBER 50963

CELL                                              COLUMN                                           AREA ha.

0004

0047

53.04

0004

0048

53.04

0004

0049

53.04

0004

0050

53.04

0005

0047

53.03

0005

0048

53.03

0005

0049

53.03

0005

0050

53.03

0005

0051

53.03

0006

0049

53.02

0006

0050

53.02

0006

0051

53.02

0007

0049

53.01

0007

0050

53.01

0007

0051

53.01

TOTAL = 15 CLAIMS, 795 ha.

All claims designated on Quebec GESTIM system, July 17 , 2003.

Final registration numbers awaited from Quebec MRN, and not available as of 29th July 2003.